Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cmax System, Inc.
1101 Pennsylvania Avenue, N.W., Suit 300
Washington, DC 20004
https://cmaxsystem.com/

Up to $1,234,999.70 in Common Stock at $1.10
Minimum Target Amount: $14,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cmax System, Inc.
Address: 1101 Pennsylvania Avenue, N.W., Suit 300, Washington, DC 20004
State of Incorporation: DC
Date Incorporated: July 13, 2016

Terms:

Equity

Offering Minimum: $14,999.60 | 13,636 shares of Common Stock
Offering Maximum: $1,234,999.70 | 1,122,727 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.10
Minimum Investment Amount (per investor): $250.80

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor in Cmax System you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares +5% discount when you buy a CX20 Unit.

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares +7% discount when you buy a CX20 Unit.

Early Platinum

Invest $5,000+ within the first two weeks and receive 10% bonus shares +10% discount when you buy a CX20 Unit.

Early Diamond

Invest $10,000+ within the first two weeks and receive 12% bonus shares +12% discount when you buy a CX20 Unit.

Volume-Based Perks

Tier 1

Invest $500+ and receive an exclusive 5% discount when you buy a CX20 Unit.

Tier 2

Invest $1,000+ and receive an exclusive 7% discount when you buy a CX20 Unit.

Tier 3

Invest $5,000+ and receive an exclusive 10% discount when you buy a CX20 Unit + 3% bonus shares.

Tier 4

Invest $10,000+ and receive an exclusive 15% discount when you buy a CX20 Unit + 5% bonus shares.

Tier 5

Invest $25,000+ and receive an exclusive 20% discount when you buy a CX20 Unit + 30-minute Zoom call and meet the CEO + 10% bonus shares.

Tier 6

Invest $50,000+ and receive an exclusive 30% discount when you buy a CX20 Unit + 1-hour Zoom call and meet the CEO + 15% bonus shares.

*Discounts on CX20 units available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.

*Zoom call subject to the Company's schedule and availability.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Cmax System, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cmax System, Inc. ("Cmax Syestem" or "Cmax" or the "Company") is a Public Benefit Corporation specializing in Foldable Housing Technology. Our multipurpose units, versatile and adaptable, improve lives globally, from field clinics to shelters. Committed to social impact, our mission is to dignify lives through practical, innovative, and sustainable solutions, and enhance the living conditions of displaced people and refugees across the world.

Our vision is to revolutionize the global landscape by bringing innovation to the forefront, with a dedicated focus on addressing the pressing needs of housing solutions worldwide. Recognizing the urgent demand for both immediate temporary housing systems and sustainable, long-term solutions, we aspire to be pioneers in designing cutting-edge, eco-friendly products that empower individuals to live off-grid in even the most remote areas.

Public Benefit Mission & Board Director

Because Cmax System is a Public Benefit Corporation, its mission, as outlined in its Articles of Incorporation, is "to bring 'Innovation for Humanity' through the design, manufacture, and distribution of an innovative system of emergency shelters to improve the living conditions and enhance the dignity of the millions of refugees worldwide who have been displaced by

natural disasters, armed conflicts, and other complex emergencies. The Corporation seeks to contribute to the implementation of a Global Network of Refugee Assistance that will reduce child mortality, improve maternal health, combat disease and promote brotherhood among nations and the permanent dialogue for sustainable development."

As part of this mission, the Company has appointed an independent Public Benefit Director to its Board of Directors. This Public Benefit Director's duty is not only for the benefit of the corporation, shareholders, and customers but also to evaluate and consider the Company's effect on the community, societal factors, and environment, among others, in accordance with its mission. Please see the Risk Factors section, below, for how this may affect your investment.

Cmax Systems, Inc. was incorporated in the District of Columbia as a Public Benefit Corporation on June 13, 2016.

Competitors and Industry

Competitors & Industry

Cmax confronts the looming global crisis of displacement head-on, as projections indicate that 1.2 billion individuals could be displaced by 2030 due to a myriad of factors including environmental shifts, conflicts, pandemics, and complex emergencies.[1] Notably, our Cmax System Technology has been crucial in Ukraine since the onset of the conflict, serving as mobile hospitals on the front lines to assist those impacted by shelling. These units not only feature an extraordinary tool-free foldable structure but also offer unparalleled mobility. Crafted from composite materials, aluminum, and polyester, the Cmax stands resilient against high winds and torrential rainfall, providing a durable and cost-effective housing alternative for those displaced by natural disasters and conflicts.

In 2022, disasters caused about 33 million people worldwide to be displaced internally.[2] Additionally, 108.4 million people were forcibly displaced due to persecution, conflict, violence, or political events.[3, 4] Unfortunately, these numbers continue to rise, indicating a growing global concern that demands more resources and tools to address. We believe our homes and shelters can make a significant difference in meeting these needs.

Sources:
1. https://www.theguardian.com/environment/2020/sep/09/climate-crisis-could-displace-12bn-people-by-2050-report-warns
2. https://www.statista.com/statistics/545876/number-of-people-displaced-due-to-disasters-worldwide/
3. https://www.unrefugees.org/refugee-facts/statistics/
4. https://www.unhcr.org/us/about-unhcr/who-we-are/figures-glance

Current Stage and Roadmap

Current Stage

Cmax System offers a revolutionary solution with its innovative Foldable Housing Technology. The Cx20 units embody more than just shelter; they're designed with the aim to be the epitome of sustainability efficiency. With tool-free assembly, off-ground installation, lower build costs, and a flat-pack design, Cmax addresses the need for quick deployment. Our value proposition lies in versatility and customization, catering to specific client needs (recreation, commercial, humanitarian, and non-profit).

Cmax Systems has secured over $100 million in sales quotes and Letters of Intent (LOIs) value, demonstrating substantial demand. With a global client base in seven countries and interest from more than 50, we believe Cmax has a bright future. Notable partnerships with organizations such as the United Nations and World Bank, as well as strategic collaborations with market leaders like NAFFCO, exemplify the Company's credibility and potential for global impact. Cmax has raised funds through multiple rounds and personal contributions, with a goal to scale operations sustainably with a successful crowdfunding raise.

Future Roadmap

In 2024, our primary focus is on executing our five-year plan to fulfill all LOIs (Letters of Intent) by opening a new manufacturing facility in Michigan, USA. This facility is intended to enable us to significantly boost our production capacity, with the goal of producing 1000+ units per month. However, our vision extends beyond merely meeting our backlog of LOIs; we are committed to continuing to focus on expansion. We receive orders daily, indicating a growing demand for our shelters. To support this plan for expansion, we are actively pursuing joint ventures with additional factories. This collaborative approach is expected to allow us to scale our operations efficiently and meet the increasing demand for our shelters. Moving forward, we will continue to emphasize our commitment to making our shelters more accessible to the public.

The Team

Officers and Directors

Name: Carlos Nicolas Garcia Mayor

Carlos Nicolas Garcia Mayor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Principal Accounting Officer
  Dates of Service: July, 2016 - Present
  Responsibilities: As the Executive Director, Carlos holds a multifaceted role within the company, overseeing production, design, and the formulation of our comprehensive business strategy, ensuring a holistic approach to our operations and growth. Carlos does not currently receive salary compensation for this role.

Name: Giovanna Piskulich

Giovanna Piskulich's current primary role is with Compass. Giovanna Piskulich currently services 35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Public Benefit Director
  Dates of Service: September, 2016 - Present
  Responsibilities: Giovanna serves as the Public Benefit Director. Giovanna does not currently receive salary or equity compensation for this role.

- Position: Legal & Strategy Advisor
  Dates of Service: September, 2016 - Present
  Responsibilities: Provide legal and regulatory guidance working 15-20 hours a week in this role.

Other business experience in the past three years:

- Employer: Compass
  Title: Realty Agent
  Dates of Service: November, 2023 - Present
  Responsibilities: Study property listings, interview prospective clients, accompany clients to property sites, discuss conditions of sale, and draw up real estate contracts. She works 30-35 hours a week for Compass.

Other business experience in the past three years:

- Employer: Berkshire Hathaway Home Services Penfed Realty
  Title: Realtor
  Dates of Service: March, 2016 - October, 2023
  Responsibilities: study property listings, interview prospective clients, accompany clients to property site, discuss conditions of sale, and draw up real estate contracts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our foldable house technology. Delays or cost overruns in the development of our foldable house technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Cmax System, Inc. was formed on 7/13/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cmax System has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that foldable house technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Public Benefit Corporation.
Cmax System has been incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as a benefit to the investor, albeit not a completely financial one.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Carlos Nicolas Garcia Mayor	44,118,659	Common Stock	97.06%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,122,727 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 45,454,545 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $302,794.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing Round of $1MM

Material Rights

Equity Financing Event. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock.

Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Expiration. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $302,794.00
  Use of proceeds: Prototype, traveling, expenses, office, and rent.
  Date: November 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0 compared to $15,289 in fiscal year 2022.

The difference in revenue between 2022 and 2021 can be attributed to the transition our company underwent during these respective years. In 2021, we were primarily focused on research and development (R&D) activities, investing heavily in refining and perfecting our product, prototype testing, and field trials to enhance product iterations. These efforts necessitated significant expenditures without corresponding revenue generation, resulting in zero revenue. Consequently,

the Company recorded no revenue or profit during its initial years, with research and development being sustained through investments from the CEO and secured contracts from Friends and Family.

However, in 2022, we transitioned from the R&D stage to commercialization, marking the beginning of our sales efforts. This shift enabled us to start generating revenue from the sale of our products. As we embarked on our inaugural year of sales, our first sale was $15,289 and we initiated the distribution of our first pre-series. Our primary objective was to field-test our product, ascertain its market fit, and evaluate its components directly in real-world scenarios. Units were sold for utilization in mining camps in Mexico, while others were dispatched to Ukraine to serve as mobile hospitals. Despite being the initial foray of our product into the market, customer feedback was overwhelmingly positive.

Our launch campaign and marketing strategy prioritized swift deployment of the product into operational settings, followed by continuous technological refinement and enhancement of customer experience, concurrent with our expansion into new markets.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $12,222 in fiscal year 2022.

The difference in cost of sales between 2022 and 2021 is due to our transition from the R&D stage in 2021 to sales initiation in 2022.

The cost of goods sold in 2022 primarily centered around the production phase, leveraging our partnership with our factory based in Peru. During this period, our production cost for the final product amounted to $2,986.00, with a margin of nearly 95%. Despite the relatively low cost of manufacturing, our composite technology currently limits our production capacity to approximately 20 units per week, equating to nearly 100 units per month.

Looking ahead, our strategic objective is to achieve a cost reduction of up to 20% in the coming years through advancements in technology and the enhancement of our mass production capabilities. By doing so, we anticipate significant growth in sales, with the goal of scaling our current capacity.

Gross margins

Gross margins for fiscal year 2021 were $0 compared to $3,067 in fiscal year 2022.

The difference in cost of sales between 2022 and 2021 is due to our transition from the R&D stage in 2021 to sales initiation in 2022.

We anticipate a steady improvement in our gross profit margins as we transition to plastic rotomolding technology, with the intent to enable us to ramp up production to a range of 100 to 150 units per week. This planned capacity enhancement is expected to facilitate the fulfillment of our existing LOIs and pave the way for expanding our commercial opportunities, including the possibility of licensing our product in various countries.

Against the backdrop of escalating conflicts and natural disasters worldwide, the demand for our solutions is expected to surge, evidenced by the exponential rise in displaced populations globally. This expected heightened need should drive increased interest in our solutions and bolster our direct-to-consumer sales, resulting in future higher margins. The scalability of our production capabilities will further contribute to margin expansion, as we maximize efficiencies and economies of scale.

Expenses

Expenses for fiscal year 2021 were $17,080 compared to $117,755 in fiscal year 2022.

Comparatively, in 2021 we were solely in the R&D stage, the introduction of personnel to oversee production, ensure quality control, and establish the production line incurs initial costs.

In 2022, our operating expenses exceeded our revenue; however, we believe we are on the brink of a significant advancement with the planned expansion of our mass production technology. This advancement is intended to streamline operations and drive down expenses considerably.

Our outsourcing model for manufacturing has been instrumental in mitigating fixed costs, ensuring that expenses are incurred only when orders need to be fulfilled. As we strive towards achieving a balanced financial equation, we anticipate that only a modest portion, approximately 25% of our revenue, will be allocated towards expenses related to wages, travel, rent, and office overhead.

With these strategic measures in place, we believe in our ability to optimize our cost structure and enhance overall financial performance in the near future.

Historical results and cash flows:

The Company is currently in the pre-production stage and revenue-generating phase. We are of the opinion that historical

cash flows will not be indicative of the revenue and cash flows expected for the future because we were primarily focused on research and development in the past. Past cash was primarily generated through equity investments and revenues from alternative services. Our goal is to achieve profitability and sustainable revenue streams through the successful launch of our product line and expansion into new markets. We believe that our focus on production and sales will significantly alter the cash flow dynamics compared to our R&D-focused past, leading to a more robust financial outlook in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has $20,000 cash on hand and the Founders are able to contribute capital on an as-needed basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company as additional funding from venture capital firms and other investors is being finalized to occur after the crowdfunding campaign. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely, as the Company has other financial resources available. This is based on a current monthly burn rate of $5,000 for expenses related to R&D, office space, and manufacturing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3-4 years with funds being used toward hiring customer service employees, quality control personnel, travel costs for the product development team, and expenses related to additional prototype development during the process of adjusting mass production. This is based on a current monthly burn rate of $5,000 for expenses related to manufacturing, and office space.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company intends to accept additional funding from venture capital firms and other investors subsequent to crowdfunding.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $5,875.00
  Interest Rate: 3.75%
  Maturity Date: June 15, 2050

- Creditor: SAFE holders
  Amount Owed: $302,794.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b)

automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $49,999,999.50

Valuation Details:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $278,794.00 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Humanitarian Efforts & Recognition

The journey of Cmax System, from receiving numerous accolades and delivering presentations at prestigious institutions like the United Nations, Red Cross, Red Crescent, and World Bank, among others, to global sales and manufacturing expansion initiatives, underscores our commitment to innovation and sustainable growth. As one of the leaders in the industry of temporary shelter, we believe our foldable housing technology is spearheading a significant transformation worldwide. We feel that our innovative approach is revolutionizing the humanitarian landscape, enabling the rapid deployment of resilient shelters in the face of unexpected complex emergencies. By providing solutions that empower countries to build resilience and readiness, we are contributing to global efforts in disaster preparedness and response. Our actions taken to address urgent global needs, such as the recent quoting activities for the Gaza conflict, highlight our responsiveness to urgent global needs and our future ability to capitalize on significant market opportunities in various industries. These include mining and petrol, entertainment events, recreational activities, and emergency field hospitals, among others.

Future Revenue Projections

Cmax System is in its pre-revenue stage of business development. However, through years of humanitarian support, awareness outreach, and educating the public, we have received significant attention and requests for product sales information. Up to this point, due to our manufacturing and funding limitations, we have been unable to meet this interest.

To date, we have received many letters of intent (LOIs) and requests for sales quotes, which total 12,455 units and equal a combined full retail value of over $100 million, almost $90 million after discounts, and represent over $49 million in expected Operating Profit. We are also in negotiations with a product manufacturing facility to finalize an agreement to boost our production capacity with the goal of meeting this market demand beginning in the second half of 2024.

Given the reality that a fair amount of these sales quotes and LOIs won't ultimately convert into sales revenue, we're assuming only 10% of the nearly $90 million revenue value of LOIs would actually convert into sales during our first year in

the market. Applying this 10% conversion assumption to the expected Operating Profit of over $49 million produces a projected Operating Profit of $4,913,850 in our first 12 months in the market.

EBITDA Valuation from Projections

Utilizing earnings multiples as our valuation method, we've incorporated industry benchmarks to ensure accuracy and alignment with market norms. Using the above projections and assumptions, which are based on the substantial number of sales quotes and LOIs from governments and corporations, Cmax System researched current EBITDA multiples for similar government contractor companies. This research found a range of multiples, from 7.7x (25th percentile) to 10.9x (75th percentile) with a median of 9.7x.[1]

By applying the median earnings multiple of 9.7x with our projected initial 12-month earnings of $4,913,850, an enterprise value (EV) of $47,664,345 results. Given the reasonable assumptions and conservative estimates shown above, along with our years of humanitarian work in dozens of countries and an established network of potential customers, we believe this figure adequately supports our pre-money valuation of $49,999,999.50.

These assumptions contribute to our comprehensive valuation approach, providing a clear understanding of our projections and reasoning behind our path toward a growth trajectory. As we continue to leverage our expertise and expand our manufacturing capabilities, we expect future sales to not only remain consistent but grow over time, solidifying our position as one of the leaders in the industry and maximizing our potential across multiple potential markets.

Valuation from TAM

Cmax System operates within a diverse market landscape, encompassing various sectors with substantial Total Addressable Markets (TAM). In the Mining and Petrol Industries, the TAM for accommodations and shelter is projected at $673.24 billion, reflecting a significant demand within these sectors. Additionally, the Field Hospitals segment offers a TAM of $610.08 million, catering to needs arising from military conflicts, natural disasters, and complex emergencies. Humanitarian Shelters present another avenue with a TAM of $970 million, addressing critical needs in humanitarian crises. Furthermore, the Events and Short-Term Vacation sector, with a combined TAM of $120.976 billion, provides opportunities for Cmax System to offer accommodation solutions. Finally, the Recreation and Glamping segment, with a TAM of $71.546 billion, offers further potential for growth, particularly within the RV, outdoor recreation, and glamping markets. Across these sectors, Cmax System's TAM totals approximately $867 Billion, showcasing the company's broad market reach and potential for expansion.

Conclusion

Based on the above, we believe a pre-money valuation of $49,999,999.50 is reasonable.

Source:

1. See "Government Contractor Valuation H2 Tracker 2022" by CohnReznick

Use of Proceeds

If we raise the Target Offering Amount of $14,999.60 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.70, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  5.0%
  Funds to be used to market and promote the Reg CF offering.

- Molds

30.5%
Creating new molds.

- Inventory
  38.0%
  Manufacture 100 units.

- External Consultant
  1.0%
  External Consultant to assist in strategy and execution.

- Research & Development
  6.0%
  Funds to be used towards developing new products.

- Company Employment
  13.0%
  Funds to be used towards hiring new team members.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cmaxsystem.com/ (https://cmaxsystem.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cmaxsystem

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cmax System, Inc.

[See attached]

CMAX SYSTEM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Cmax System, Inc.
Washington, D.C.

We have reviewed the accompanying financial statements of Cmax System, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 22, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	22,416	$	5,200
Inventory		83,000		55,000
Total Current Assets		**105,416**		**60,200**
Property and Equipment, net		571,157		510,099
Total Assets	**$**	**676,573**	**$**	**570,299**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	348	$	348
Other Current Liabilities		6,000		8,230
Total Current Liabilities		**6,348**		**8,578**
Promissory Notes and Loans		5,191		5,191
Simple Agreement for Future Equity (SAFEs)		302,027		128,694
Total Liabilities		**313,566**		**142,463**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Additional Paid in Capital		507,508		453,816
Retained Earnings/(Accumulated Deficit)		(145,500)		(26,980)
Total Stockholders' Equity		**363,007**		**427,837**
Total Liabilities and Stockholders' Equity	**$**	**676,573**	**$**	**570,299**

See accompanying notes to financial statements.

CMAX SYSTEM, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 15,289	$ -
Cost of Goods Sold	12,222	-
Gross profit	3,067	-
Operating expenses		
General and Administrative	117,755	17,080
Total operating expenses	117,755	17,080
Operating Income/(Loss)	(114,688)	(17,080)
Interest Expense	-	-
Other Loss/(Income)	3,833	9,899
Income/(Loss) before provision for income taxes	(118,521)	(26,980)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (118,521)**	**$ (26,980)**

See accompanying notes to financial statements.

CMAX SYSTEM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	100,000	$ **1,000**	$ -	$ **(1,000)**	$ -	$ -
Capital Contribution			453,816	1,000		454,816
Net income/(loss)					(26,980)	(26,980)
Balance—December 31, 2021	100,000	1,000	453,816	-	$ (26,980)	$ **427,837**
Capital Contribution			53,692			53,692
Net income/(loss)					(118,521)	(118,521)
Balance—December 31, 2022	**100,000**	$ **1,000**	$ **507,508**	$ -	$ **(145,500)**	$ **363,007**

See accompanying notes to financial statements.

CMAX SYSTEM, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(118,521)	$	(26,980)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		101,643		11,500
Adjustment -Fair Value of SAFEs		13,333		9,899
Changes in operating assets and liabilities:				
Inventory		(28,000)		(55,000)
Other Current Liabilities		(2,230)		8,230
Net cash provided/(used) by operating activities		**(33,775)**		**(52,350)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(162,701)		(521,599)
Net cash provided/(used) in investing activities		**(162,701)**		**(521,599)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		53,692		454,816
Borrowing on Promissory Notes and Loans		-		5,539
Borrowing on SAFEs		160,000		118,794
Net cash provided/(used) by financing activities		**213,692**		**579,149**
Change in Cash		17,216		5,200
Cash—beginning of year		5,200		-
Cash—end of year	**$**	**22,416**	**$**	**5,200**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cmax System, Inc. was incorporated on July 13, 2016, in the state of Washington, District of Columbia. The financial statements of Cmax System, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Washington, D.C.

Cmax System's mission is to bring "Innovation for Humanity" through the design, manufacture and distribution of an innovative system of emergency shelters to improve the living conditions and enhance the dignity of the millions of refugees worldwide who have been displaced by natural disasters, armed conflicts, and other complex emergencies. Cmax System seeks to contribute to the implementation of a Global Network of Refugee Assistance that will reduce child mortality, improve maternal health, combat disease and promote brotherhood among nations and the permanent dialogue for sustainable development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined reserve of $15,500 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	5 years
Molds	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Cmax System, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of emergency shelters.

Cost of sales

Costs of sales include the cost of goods sold.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 22, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	83,000	55,000
Total Inventory	**$ 83,000**	**$ 55,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	6,000	8,230
Total Other Current Liabilities	**$ 6,000**	**$ 8,230**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computers	$ 4,300	$ 1,599
Molds	680,000	520,000
Property and Equipment, at Cost	**684,300**	**521,599**
Accumulated depreciation	(113,143)	(11,500)
Property and Equipment, Net	**$ 571,157**	**$ 510,099**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 was in the amount of $101,643 and $11,500, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of common stock at a par value of $0.01. As of December 31, 2022, and December 31, 2021, 100,000 shares were issued and outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 5,800	3.75%	6/15/2020	6/15/2050	$ 218	553.58	$ 348	$ 5,191	$ 6,093	$ 218	$ 336	$ 348	$ 5,191	$ 5,875
Total					$ 218	$ 554	$ 348	$ 5,191	$ 6,093	$ 218	$ 336	$ 348	$ 5,191	$ 5,875

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	348
2024		348
2025		348
2026		348
2027		348
Thereafter		3,799
Total	**$**	**5,539**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

							As of Year Ended December 31,			
SAFE(s)		Principal Amount	Borrowing Period		Valuation Cap	Discount		2022		2021
Safes I - XI	$	118,794	Fiscal Year 2021	$	10,000,000	15%	$	118,794	$	118,794
Safes XII-XVI	$	160,000	Fiscal Year 2022	$	10,000,000	15%	$	160,000	$	-
Fair Value Adjustment of SAFEs							$	23,233	$	9,899
Total SAFE(s)	**$**	**278,794**					**$**	**302,027**	**$**	**128,694**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	-	$	(7,892)
Valuation Allowance		-		7,892
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (7,892)	$ (7,892)
Valuation Allowance	7,892	7,892
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $26,980, and the Company had state net operating loss ("NOL") carryforwards of approximately $26,980. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through December 22, 2022, which is the date the financial statements were available to be issued.

On December 4, 2023, the company amended its articles of incorporation, increasing the number of authorized shares from 100,000 to 50,000,000, while maintaining a par value of $0.01. As of December 22, 2023, the total number of shares issued and outstanding is 44,118,659.

Throughout 2023, the company issued additional Simple Agreements for Future Equity, totaling $24,900.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $114,688, an operating cash flow loss of $33,775 and liquid assets in cash of $22,416, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Foldable Housing Technology

Cmax System is an Industrial-Scale Housing Solution with multi-purpose uses such as shelters and mobile clinics to navigate the complexities arising from climate change and ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE FUTURE OF HUMANITARIAN RESPONSE
Foldable Housing Technology
cmax

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | DISCUSSION | INVESTING

Earn 5% Bonus Shares
LOYALTY BONUS

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$1.10 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250.80	$50M

REASONS TO INVEST

- Massive Market Size of +$867B*: Our mobile housing solutions can be used for various sectors, such as mining camps, gas & petrol offices, field clinics, temporary shelters, events, glamping, recreation & beyond.
- Strong Leadership: Our founder is a laureate industrial designer & social innovator, was named 10 Outstanding Young Person of
- High Demand: 500K+ unit requests across 7 continents. Established factories in South America & expanding into North America, India & the Middle East. Clients like the UN, World Bank, US Gov't, Red Cross, & more.

***Market size calculated internally by Cmax Systems, combining estimated values of product-relevant markets.*

THE PITCH

Short-Term Housing Solutions



CMAX FOLDABLE MOBILE HOUSING
Unfolding the Future of Accommodation
At Cmax System, our mission is to transform lives through our innovative Foldable Housing Technology.

Cmax Systems is a Benefit Corporation specializing in Foldable Housing Technology. Our multipurpose units, versatile and adaptable, improve lives globally, from field clinics to shelters. Committed to social impact, our mission is to dignify lives through practical, innovative, and sustainable solutions, and enhance the living conditions of displaced people and refugees across the world. With every ten shelters invested in, we contribute one to humanitarian causes.


Foldable Shelter for Complex Emergencies. Refugees displac...
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OUR LEADERSHIP

Meet the Visionary Behind Cmax

Nicolás García Mayor is the mastermind behind the revolutionary Cmax System, a groundbreaking solution that originated from a graduate school project in Argentina.

At 21 years old, Nicolás conceptualized the Cmax, an emergency shelter that seamlessly blends the portability of tents with the practicality of trailers. Picture a shelter that ships flat and effortlessly sets up in just 11 minutes, offering a sturdy living space for up to ten individuals, complete with essential survival kits, collapsible furnishings, and electrical connections.


Meet Nicolás García Mayor
The mastermind behind the revolutionary Cmax System


At Just 21 years old, Nicolás Developed the Cmax System
A shelter that ships flat and effortlessly sets up in just 11 minutes

As a laureate industrial designer and social innovator, Nicolás García Mayor was honored as one of the 10 Outstanding Young Persons of the World by JCI United Nations. He has graced the TED stage as a speaker, served as a consultant to the UN and global business leaders, and garnered accolades such as an Emmy nomination and the Business for Peace award nomination in Oslo. Nicolás' extraordinary background and expertise further underscores Cmax Systems' dedication to humanitarian development. As a top social innovator and motivational speaker, he continues to lead Cmax System Inc. and other corporations and NGOs, leaving an indelible mark on the world stage. His aspiration to enhance lives has also garnered recognition from the Argentine Foreign Ministry, propelling Cmax to esteemed events such as the Humanitarian Aid Forum in Washington.




1 of the 10
Outstanding Young Persons of the World in 2014
JCI
United
Garnered accolades such as
Emmy Nomination
Business for Peace Award
TED
Speaker

WHAT WE DO

Revolutionizing Aid Efforts in Conflict Zones

Our vision is to revolutionize the global landscape by bringing innovation to the forefront, with a dedicated focus on addressing the pressing needs of housing solutions worldwide. Recognizing the urgent demand for both immediate temporary housing systems and sustainable, long-term solutions, we aspire to be pioneers in designing cutting-edge, eco-friendly products that empower individuals to live off-grid in even the most remote areas.


Confronting the Looming Global Crisis of Displacement
1.2 Billion Individuals
are projected to be displaced by 2030 due to a myriad of factors

Cmax Systems confronts the looming global crisis of displacement head-on, as projections indicate that 1.2 billion individuals could be displaced by 2030 due to a myriad of factors including environmental shifts, conflicts, pandemics, and complex emergencies (Source). Notably, our Cmax System Technology has been crucial in Ukraine since the onset of the conflict, serving as mobile hospitals on the front lines to assist those impacted by shelling. These units not only feature an extraordinary tool-free foldable structure but also offer unparalleled mobility. Crafted from composite materials, aluminum, and polyester, the Cmax stands resilient against high winds and torrential rainfall, providing a durable and cost-effective housing alternative for those displaced by natural disasters and conflicts.


Improving Lives Globally
From Field Clinics to Shelters


Easy to Handle
Compacto y fácil de manipular
Immediate Response
3 Weeks to 10 Months
Long Term Solutions
10 Months to 5 Years+
Natural Disaster
Evacuation
Homeless
Camps
Final Solution


Nothing is more powerful than an idea whose time has come
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CMAX TECHNOLOGY
IS AN ESSENTIAL TOOL
OF GLOBAL HUMANITARIAN AID

OUR TRACTION

Transforming Lives and Spaces–Worldwide

As the COVID-19 pandemic swept across the globe, Cmax units played a vital role in saving lives, deployed in regions like Ukraine and other areas grappling with urgent housing crises. Apart from this, the Cmax System's journey took an unexpected turn when it was invited to showcase at the United Nations Headquarters and General Assembly in New York. This recognition solidified its reputation as a beacon of innovation and change.


Earned a Blessing From Pope Francis
Highlighting its potential to foster a more compassionate world

Notably, the Cmax System earned a blessing from Pope Francis himself during a meeting at the Vatican. His Holiness recognized the project's esteem, highlighting its potential to foster a more compassionate world by prioritizing those in need.





$90M
Non-Binding Letter of Intent Value

7
Countries in global client base

50+
Countries interested

Notable partnerships with
UNITED NATIONS
THE WORLD BANK

Strategic collaborations with market leaders like
NAFFCO
PASSION TO PROTECT

Cmax Systems has received almost $90 million in non-binding Letter of Intent (LOI) value, demonstrating substantial demand. With a global client base in seven countries and interest from more than 50, we believe Cmax has a bright future. Notable partnerships with organizations such as the United Nations and World Bank, as well as strategic collaborations with market leaders like NAFFCO, exemplify the company's credibility and potential for global impact. In a market projected to reach $6.7 trillion, Cmax has raised funds through multiple rounds and personal contributions, with a goal of $5 million to scale operations sustainably.

OUR PRODUCTS

Green Solutions for Every Type of Short-Term Housing Need

Cmax Systems offers a revolutionary solution with its innovative Foldable Housing Technology. The Cx20 units embody more than just shelter; we aspire to be the epitome of sustainability efficiency. With tool-free assembly, off-ground installation, lower build costs, and a flat-pack design, Cmax addresses the need for quick deployment. Our value proposition lies in versatility and customization, catering to specific client needs (recreation, commercial, humanitarian, and non-profit).

An Innovation for Humanity

The Cx20 units embody more than just shelter; we aspire to be the epitome of sustainability efficiency.


cmax
cmax


cmax

- Raised from the ground
- No tools needed for assembly
- Resistant to strong winds
- 11 minutes assembly time
- Shipped and stored flat
- Biosecurity with


nanotechnology


Tool-Free Assembly
1
Install legs and adjust to the ground
2
Unfold sides
3
Lift main crossbar and adjust crossbar to cover

In stark contrast to heavy structures and containers requiring cranes for relocation, our units can be easily managed by just six individuals and transported using a small trailer or a bed truck. This streamlined process eliminates the need for complicated logistics involving multiple trucks and cranes. For instance, while moving 12 shipping containers necessitates 12 trucks and cranes, the Cmax requires only one truck to transport all units when folded. This logistical efficiency, adaptability and practicality of our technology ensures effective aid deployment where it is needed the most.


Versatile and Customizable
Glamping / Camping / Recreation
Events
Mobile Clinics / Mobile Hospitals
Industries (Oil, Builders, etc)

Apart from applications in humanitarian assistance and disaster relief, we have also recognized consumer uses for our durable and comfortable units. The scarcity of recreational space in the U.S. and the increasing shortage of available spaces in RV parks and campgrounds are challenges we're ready to tackle by making camping and travel more accessible. Cmax Glamp works tirelessly to get more people out under the stars, helping us rediscover our planet while also supporting displaced people.

As part of our commitment, Cmax System will donate 10% of the Cmax Glamp experience.


Delivered in 7 countries
Logistically Efficient, Adaptable and Practical
Our streamlined process ensures effective aid deployment where it is needed the most
25
18


Hercules C130
Truck
12
Container 40'
6
Container 20'
1
Pick-up

THE MARKET

A Shelter for Hope Amidst Global Concerns

In 2022, disasters caused about 33 million people worldwide to be displaced internally. Additionally, 108.4 million people were forcibly displaced due to persecution, conflict, violence, or political events (Source | Source | Source). Unfortunately, these numbers continue to rise, indicating a growing global concern that demands more resources and tools to address. We believe our homes can make a significant difference in meeting these needs.


33 Million
People worldwide were displaced internally by disasters in 2022


108.4 Million
People were forcibly displaced due to persecution, conflict, violence, or political events

As Earth's temperature rises, polar ice and glaciers melt, leading to swelling oceans and surging sea levels. This is a current reality jeopardizing lives, livelihoods, and ecosystems, and by 2050, as many as 216 million people may be compelled to migrate due to natural causes like drought or desertification (Source). Amidst these challenges, there arises an urgent need for a system of temporal and mobile housing to accommodate the millions of displaced individuals. Our foldable housing technology addresses this challenge by offering adaptable shelter, not just meeting immediate needs but also establishing resilience against climate change impacts. Additionally, our solutions extend beyond humanitarian efforts to various sectors, showcasing our role as innovators in transforming spaces.


cmax
Join Us Today
Together, we can shape a future where solutions like Cmax Systems redefine the landscape and accessibility of global housing!

As we navigate uncharted territories, we'd like to invite you to join us, invest in innovation, and be part of a transformative journey that's socially and environmentally responsible. Together, we can shape a future where solutions like the Cmax System redefine the landscape and accessibility of global housing!

ABOUT

HEADQUARTERS
1101 Pennsylvania Avenue, N.W., Suit 300
Washington, DC 20004

WEBSITE
View Site

Cmax System is an Industrial-Scale Housing Solution with multi-purpose uses such as shelters and mobile clinics to navigate the complexities arising from climate change and forced displacement. Deployed in 7 countries across diverse applications like event accommodations, labs, offices, glamping, and more, our United Nations recognized supplier status and 500,000+ unit requests across 7 continents underscore not just market demand but also the potential for global impact and growth.

TEAM



Nicolas Garcia Mayor
CEO, Director, and Principal Accounting Officer

Industrial designer, TED speaker, and Top Social Innovator recognized by United Nations. Renowned for contributions to children, world peace, and human rights. Consultant to UN, World Bank, IDB and corporations like BMW, Audi. Awarded U.S. permanent residency for "extraordinary ability" and "brilliant talent".



Giovanna Piskulich
Public Benefit Director, Legal & Strategy Advisor

Giovanna is a Senior Lawyer with 25+ years of global expertise, Top Producer Real Estate Agent since 2006 in DC, VA and MD with 19 years in the business. Cmax angel investor, Legal counselor and member of the advisory board.

In addition to working approximately 10-15 hours a week in roles with Cmax, Giovanna also works up to 35 hours a week as a Realty Agent for Compass.



Valeria Barriga
Head of Communication

Bilingual meteorologist with 15 years in the TV industry. Chesapeake Emmy nominee, honored as Entertainment Person of the Year. 2023 Silver Telly Award winner, nominated for Best Weather Anchor in the Lone Star Emmy Chapter. Early investor in the CMAX System.



Franco Castronuovo
Production Manager

Production Manager and Technical Supervisor to major productions including Disney Live, Marvel Universe Live, Broadway shows like Kinky Boots, and The Illusionists. Cmax System investor. Automation Programmer for events like Shawn Mendes at Madison Square Garden.



Agustin Miguens
International Trade and Customer Services

14+ years UN/NGOs market analysis, International Trade and Customer Services, with events planning and production know-how and skills. Public and private sector experience. Cmax System investor and member of the Advisory Board.



Mercedes Sarrabayrouse
Advisor

Early Cmax System investor and Cmax Foundation Advisory with more than 20 years in real estate investing.



Laura Rodriguez De Castro
Advisor

Over 25 years of experience in the United Nations, including as Staff Assistant in the Office for Coordination of Humanitarian Affairs Assisting in the Coordination of briefings to the Member States; heading the Front Office of the Director for Partnerships and UN Collaboration in FAO and Front Office Team in the Department of Global Communications.



Nuria Vega Bariani
Head of Design

Stanford-affiliated designer, Cmax System investor. Skilled in graphic design, illustration, and lettering artistry. Former Head of Design at Ar Estudio. Collaborated as a freelance designer for major corporations and institutions.



Matias Pastorini
Vice President of Animation and 3D Design

Cmax System investor, with 20+ years working for Disney, Cinecanal, Eurovision among others. 2D/3D Animator, Rigger, Look Development and Lighting, 2D/3D MotionGraphics Artist, Compositing and Editing who loves and lives to animate everything.

TERMS

Cmax System

Overview

PRICE PER SHARE	VALUATION
$1.10	**$50M**

DEADLINE	FUNDING GOAL
Apr. 29, 2024 at 11:59 PM PDT	**$15k - $1.23M**

Breakdown

MIN INVESTMENT

OFFERING TYPE

$250.80

Equity

MAX INVESTMENT

$1,234,999.70

ASSET TYPE

Common Stock

MIN NUMBER OF SHARES OFFERED

13,636

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

1,122,727

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor in Cmax System you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares +5% discount when you buy a CX20 Unit.

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares +7% discount when you buy a CX20 Unit.

Early Platinum

Invest $5,000+ within the first two weeks and receive 10% bonus shares +10% discount when you buy a CX20 Unit.

Early Diamond

Invest $10,000+ within the first two weeks and receive 12% bonus shares +12% discount when you buy a CX20 Unit.

Volume-Based Perks

Tier 1

Invest $500+ and receive an exclusive 5% discount when you buy a CX20 Unit.

Tier 2

Invest $1,000+ and receive an exclusive 7% discount when you buy a CX20 Unit.

Tier 3

Invest $5,000+ and receive an exclusive 10% discount when you buy a CX20 Unit + 3% bonus shares.

Tier 4

Invest $10,000+ and receive an exclusive 15% discount when you buy a CX20 Unit + 5% bonus shares.

Tier 5

Invest $25,000+ and receive an exclusive 20% discount when you buy a CX20 Unit + 30-minute Zoom call and meet the CEO + 10% bonus shares.

Tier 6

Invest $50,000+ and receive an exclusive 30% discount when you buy a CX20 Unit + 1-hour Zoom call and meet the CEO + 15% bonus shares.

**Discounts on CX20 units available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.*

**Zoom call subject to the Company's schedule and availability.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Cmax System, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

PRESS

NBC
DC visionary creates small temporary homes for those impacted by disaster

View Article

ASME The American Society of Mechanical Engineers
Housing the Displaced

View Article

CNN Espanol
La fuerza de Nicolás García Mayor, el diseñador que resuelve en momentos de crisis

View Article

Voz de America
El caracol inspira a un diseñador argentino para un proyecto mundial

View Article

CGTN America
Game Changer Nicolas Garcia Mayor creates CMAX

View Article

Show More Press

ALL UPDATES

03.04.24

Last Day to Earn a 5% Early-Bird Bonus and Reserve



Last Day to Earn a 5% Early-Bird Bonus and Reserve Shares

Hello everyone,

We're thrilled to announce that our fundraising campaign is set to launch this Wednesday, March 6, bringing our mission to the global stage. It's been incredible to witness more friends and investors joining the ranks of Cmaxers, becoming part of our Cmax Family and sharing our passion.

We invite you to help us expand our community by inviting friends and family to join our mission. For those who invest by tomorrow, they'll secure an additional 5% bonus shares, just like you did with your reserved shares.

Cmax System is poised to become the next Tesla of humanitarian affairs. We're at the forefront of introducing cutting-edge housing technology to revolutionize the global temporary housing market. With the rise in catastrophes and conflicts worldwide, Cmax offers an essential solution for humanitarian response. Moreover, our foldable housing solutions hold immense potential in various other markets, including industry, glamping, recreation, events, and field hospitals in remote areas.

Through strategic partnerships with major factories across multiple continents, we're poised to deploy our solutions globally, building resilience and preparedness to save lives and elevate the dignity of humanity. Our units are primed for action, having already made an impact in Ukraine, and we're gearing up to send mobile hospitals to Gaza. Let's embark on this transformative journey together.

Warm regards,

Cmax System Team



Último día para obtener 5% Bonus shares para los inversores tempranos.

¡Hola a todos!

Nos complace anunciar que nuestra campaña de recaudación de fondos está programada para lanzarse

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Complex emergencies.

Millions of displaced people, waiting for dignity.

Cmax folding units are a new chapter of humanitarian innovation.

Designed for emergency response, yet versatile for any application.

-compact and Easy to handle

-assembled in 5 minutes

-Rigid elevated floor

-tool-free

-breathable

-rugged

-tested for heavy rainfall

-solar equipped

-motion sensor

-smart

Designed for responding to the most complex emergencies. Cmax units are an essential tool of innovation for humanity.

Cmax system. Innovation for humanity.

2nd Campaign Page Video

No audio, transcript of words appearing on screen:

Over 1 million buildings were destroyed in Ukraine

More than 14 million people have been displaced

Poor living conditions for millions of children and women

Designer Nico Garcia Mayor created a disruptive solution

Cmax System developed housing technologies to help millions of people

Assembled without tools for temporary urbanization, mobile clinics, classrooms and beyond

A flat pack solution for optimizing logistics

12 housing units can be shipped in a 40' container

Cmax technology is an essential tool of global humanitarian aid

Nothing is more powerful

Nothing is more powerful than an idea whose time has come

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Cmax System is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist

RESERVE NOW

GET A PIECE OF CMAX SYSTEM

Foldable Housing Technology

Cmax System is an Industrial-Scale Housing Solution with multi-purpose uses such as shelters and mobile clinics to navigate the complexities arising from climate change and ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FUTURE OF HUMANITARIAN RESPONSE
oldable Housing
Technology
cmax

$76,640.47 Reserved

OVERVIEW | ABOUT | PRESS & UPDATES | REWARDS | DISCUSSION | INVESTE

REASONS TO INVEST

- Massive Market Size of +$867B*: Our mobile housing solutions can be used for various sectors, such as mining camps, gas & petrol offices, field clinics, temporary shelters, events, glamping, recreation & beyond.
- the World in 2014 by JCI UN, TED speaker, consultant to the UN & global business leader.
- High Demand: 500K+ unit requests across 7 continents. Established factories in South America & expanding into North America, India & the Middle East. Clients like the UN, World Bank, US Gov't, Red Cross, & more.

**Market size calculated internally by Cmax Systems, combining estimated values of product-relevant markets.*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

RESERVED $76,640.47

INVESTORS 55

ABOUT

HEADQUARTERS
1101 Pennsylvania Avenue, N.W., Suit 300
Washington, DC 20004

WEBSITE
View Site

Cmax System is an Industrial-Scale Housing Solution with multi-purpose uses such as shelters and mobile clinics to navigate the complexities arising from climate change and forced displacement. Deployed in 7 countries across diverse applications like event accommodations, labs, offices, glamping, and more, our United Nations recognized supplier status and 500,000+ unit requests across 7 continents underscore not just market demand but also the potential for global impact and growth.

TEAM



Nicolas Garcia Mayor
CEO, Director, and Principal Accounting Officer

Industrial designer, TED speaker, and Top Social Innovator recognized by United Nations. Renowned for contributions to children, world peace, and human rights. Consultant to UN, World Bank, IDB and corporations like BMW, Audi. Awarded U.S. permanent residency for "extraordinary ability" and "brilliant talent".



Giovanna Piskulich
Public Benefit Director, Legal & Strategy Advisor

Giovanna is a Senior Lawyer with 25+ years of global expertise, Top Producer Real Estate Agent since 2006 in DC, VA and MD with 19 years in the business. Cmax angel investor, Legal counselor and member of the advisory board.



Valeria Barriga
Head of Communication

Bilingual meteorologist with 15 years in the TV industry, Chesapeake Emmy nominee, honored as Entertainment Person of the Year. 2023 Silver Telly Award winner, nominated for Best Weather Anchor in the Lone Star Emmy Chapter. Early investor in the CMAX System.



Franco Castronuovo
Production Manager

Production Manager and Technical Supervisor to major productions including Disney Live, Marvel Universe Live, Broadway shows like Kinky Boots, and The Illusionists. Cmax System investor. Automation Programmer for events like Shawn Mendes at Madison Square Garden.



Agustin Miguens
International Trade and Customer Services

14+ years UN/NGOs market analysis, International Trade and Customer Services, with events planning and production know-how and skills. Public and private sector experience. Cmax System investor and member of the Advisory Board.



Mercedes Sarrabayrouse
Advisor

Early Cmax System investor and Cmax Foundation Advisory with more than 20 years in real estate investing.



Laura Rodriguez De Castro
Advisor

Over 25 years of experience in the United Nations, including as Staff Assistant in the Office for Coordination of Humanitarian Affairs Assisting in the Coordination of briefings to the Member States; heading the Front Office of the Director for Partnerships and UN Collaboration in FAO and Front Office Team in the Department of Global Communications.



Nuria Vega Bariani
Head of Design

Stanford-affiliated designer, Cmax System investor. Skilled in graphic design, illustration, and lettering artistry. Former Head of Design at Ar Estudio. Collaborated as a freelance designer for major corporations and institutions.



Matias Pastorini
Vice President of Animation and 3D Design

Cmax System investor, with 20+ years working for Disney, Cinecanal, Eurovision among others. 2D/3D Animator, Rigger, Look Development and Lighting, 2D/3D MotionGraphics Artist, Compositing and Editing who loves and lives to animate everything.

NEW UPDATES

02.28.24

Cmax Approved by UAE's National Emergecy Crisis Au


CMAX FOLDABLE MOBILE UNITS
CMAX MED
FIELD HOSPITAL
cmax

Exciting News!

We're thrilled to announce that our revolutionary product, Cmax Units, designed to serve as field hospitals, has received technical approval from none other than the National Emergency Crisis & Management Disasters Authority - UAE!

This significant milestone not only validates the quality and effectiveness of our product but also underscores its capability to meet critical needs during emergency situations. With this approval, Cmax Units are poised to make a substantial impact in emergency response efforts, providing essential support and infrastructure where it's needed most.

We're incredibly proud of this achievement and grateful for the opportunity to contribute to emergency preparedness and response efforts in the UAE and beyond. Stay tuned for more updates as we continue to work tirelessly to bring innovative solutions to the forefront of emergency management.

#CmaxUnits #EmergencyResponse #Innovation #UAE #FieldHospitals #NationalEmergencyCrisisAuthority #DisasterManagement



Noticia de Última Hora: ¡Cmax Units Aprobados por la Autoridad Nacional de Crisis de Emergencia de los EAU

¡Estamos felices de anunciar que nuestro revolucionario producto, las Unidades Cmax, diseñadas para servir como hospitales de campaña, ha recibido la aprobación técnica nada menos que por parte de la Autoridad Nacional de Crisis de Emergencia y Gestión de Desastres de los Emiratos Árabes Unidos (EAU)!

Este hito significativo no solo valida la calidad y efectividad de nuestro producto, sino que también subraya su capacidad para satisfacer necesidades críticas durante situaciones de emergencia. Con esta aprobación, las Unidades Cmax están preparadas para tener un impacto significativo en los esfuerzos de respuesta a emergencias, proporcionando apoyo esencial e infraestructura donde más se necesita.

Estamos increíblemente orgullosos de este logro y agradecidos por la oportunidad de contribuir a los esfuerzos de preparación y respuesta ante emergencias en los EAU y más allá. Manténganse al tanto de más actualizaciones mientras continuamos trabajando incansablemente para llevar soluciones innovadoras a la vanguardia de la gestión de emergencias.

#UnidadesCmax #RespuestaDeEmergencia #Innovación #EAU #HospitalesDeCampaña #AutoridadNacionaldeCrisisdeEmergencia #GestiónDeDesastres

PRESS

NBC

DC visionary creates small temporary homes for those impacted by disaster

View Article

ASME The American Society of Mechanical Engineers

Housing the Displaced

View Article

CNN Espanol

La fuerza de Nicolás García Mayor, el diseñador que resuelve en momentos de crisis

View Article

Voz de America

El caracol inspira a un diseñador argentino para un proyecto mundial

View Article

CGTN America

Game Changer Nicolas Garcia Mayor creates CMAX

View Article

Show More Press

ALL UPDATES

02.07.24

Private Facebook Group Investors Cmax System


Be part of the
Avid Investors Community (AIC)
Cmax is expanding!
+5%
BONUS
And other perks
cmax
www.cmaxsystem.com

Register in our private Facebook group in English (Investors Cmax System) In this group, you will have access to detailed information about the company and its strategy. You can ask direct questions to our team and the community of investors. How can you participate? It's easy:

1. Register in our private Facebook group in Spanish by following this link https://www.facebook.com/groups/686384863687746/?mibextid=rU2jlkr
2. Once inside, you will have access to all the details about the investment round, the company's progress, and much more.
3. Don't hesitate to ask any questions you may have. We are here to help you, and we will respond promptly.

Don't miss this opportunity to be part of the future of Cmax System and to be part of the global expansion. Join us now!

02.07.24

Grupo de Inversores Cmax System en Español


Be part of the
Avid Investors Community (AIC)
Cmax se Expande!!
+5%
BONUS
cmax

Regístrate en nuestro grupo privado de Facebook en Español (Inversores Cmax System)

En este grupo podrás tener acceso a información detallada sobre la empresa y su estrategia. Podrás hacer consultas directas con nuestro equipo y con la comunidad de Inversores.

¿Cómo puedes participar?

Es fácil:

1. Regístrate en nuestro grupo privado de Facebook en Español siguiendo este enlace https://www.facebook.com/groups/692482749720600/.

2. Una vez dentro, tendrás acceso a todos los detalles sobre la ronda de inversión, los avances de la empresa y mucho más.
3. No dudes en hacer todas las preguntas que tengas en mente. Estamos aquí para ayudarte y responderemos en la inmediatez.

No te pierdas esta oportunidad de formar parte del futuro de Cmax System y ser parte de la expansión global. ¡Únete a nosotros ahora!

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Cmax System.

$250

Reservation Bonus

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Select

JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Hi (Name)

I hope this message finds you well. My name is Nicolás García Mayor, CEO & Founder of Cmax System Inc., a cutting-edge startup poised to revolutionize the housing technology industry.

First and foremost, I want to express our gratitude for your interest in our future equity crowdfunding campaign. Your decision to express interest in acquiring shares in Cmax System Inc. speaks volumes about your forward-thinking approach to investment, and we are thrilled to have the opportunity to share our mission and vision with you.

About Cmax System Inc.:

Website Cmax System

Video Cmax 1

Video Cmax 2

Youtube Channel

Instagram

Facebook

Our Upcoming Equity Crowdfunding Campaign:

In 2023, we are preparing to launch an equity crowdfunding campaign that will provide investors like you with a unique opportunity to join us on this remarkable journey. Your investment will not only support the development and expansion of our groundbreaking technology and humanitarian innovation but also grant you a stake in a company poised for exceptional worldwide growth and innovation.

In the coming weeks, we will keep you informed about our equity crowdfunding campaign's launch date and provide you with further details about the investment process and the benefits of becoming a shareholder in Cmax System Inc.

Thank you once again for expressing your interest in Cmax System Inc. We are genuinely excited about the possibilities ahead and look forward to the prospect of having you as a valued investor in our company.

Warm regards,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


cmax
cmax

Foldable Housing Technology - CX20 Units

YOU COULD OWN A PIECE OF CMAX

Don't miss out

cmax™



Nicolás Garcia Mayor - CEO & Founder Cmax System

YOU COULD OWN A PIECE OF CMAX

Don't miss out

cmax™

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.


cmax

Foldable Housing Technology - CX20 Units

YOU COULD OWN
A PIECE OF CMAX
Don't miss out

cmax™


cmax
Innovation for Humanity

Nicolás Garcia Mayor - CEO & Founder Cmax System

YOU COULD OWN A PIECE OF CMAX

Don't miss out

cmax™


cmax
Innovation for Humanity

Nicolás Garcia Mayor - CEO & Founder Cmax System

YOU COULD OWN A PIECE OF CMAX

Don't miss out

cmax™


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Innovation for Humanity
YOU COULD OWN A PIECE OF CMAX SYSTEM - Quieres ser dueño de una parte de Cmax System?
We're thrilled to share the exciting opportunity of investing in Cmax System with our dear friends and devoted customers through crowdfunding. Don't miss out – //REGISTER NOW// to show your enthusiasm in our upcoming fundraising adventure. // Estamos felices de compartir con nuestros queridos amigos y clientes la emocionante oportunidad de invertir en Cmax System a través de Crowdfunding. ¡No te lo pierdas! //REGISTRATE AHORA// para ser parte de nuestra próxima aventura de recaudación de fondos.
/// Nicolás Garcia Mayor - CEO & Founder Cmax System / + About Nico

Test The Water

From Oct 2 to Oct 16

People interested in investing (From Social Media)
Quantity > 82

People interested in investing (Friends and Families)
Quantity > 173

Cmax System Costumer Database
Total Quantity > 584
Answer by Oct 17 > 76

Total= 331

Countries
Argentina, El Salvador, Bolivia, Mexico, Peru
USA, Canada, Botswana (Southern Africa),
Kuwait, Germany, England, Spain, Italy, Morocco, Israel,

Investment Range


13.3%
11.1%
15.6%
28.9%
$150 Dólares
$500 Dólares
$2.000 Dólares
1000
200
$5000
$1000 Dólares Estaunidenses
1/2


13.6%
22.7%
31.8%
$300
$1,000
$5,000
$10,000
Con mas información podría confirmar…
reasonable price, under 1k
$20
10000
1/2

Cmax is expanding! **Ready to invest?**


cmax
Innovation for Humanity

Nicolás García Mayor - CEO & Founder, Cmax System

I engineered pioneering temporary housing tech for millions. Join our journey towards a brighter future, conquering climate obstacles. Deployed in 7 nations across diverse applications, from shelters to offices and field hospitals, let's spark transformative change together.

Our vision for growth with **3 ambitious initiatives**

1



Manufacturing Capacity Expansion

2



New Sanitary Units & Solar Products

3



Inventory for immediate delivery

You can buy Cmax's Shares through StartEngine.

We signed an agreement with StartEngine **to raise $5M**

Visit **StartEngine.com** to learn more about their platform and check out their investor FAQs.

With StartEngine, you're actually buying a piece of Cmax and helping it grow. In time, you may make a profit on your investment if the company grows and becomes more successful.

You do not need to be an accredited investor to participate. **Anyone over 18 can invest.**

Minimum investment

We want investing with us to be easy for everyone, so our minimum investment **will be around $250.**

Plus, we'll have **special perks for early bird investors!**

Reasons to Invest

Massive Market Size of +$867B*

Our mobile housing solutions can be used for various sectors, such as mining camps, gas & petrol offices, field clinics, temporary shelters, events, glamping, recreation & beyond.

Exceptional Demand: 500,000+ unit requests across 7 countries.

Established factories in South America are expanding into North America, India and the Middle East. Approved supplier status for global clients like the United Nations, World Bank, US Government, Red Cross, and more.

*Market size calculated internally by Cmax Systems, combining estimated values of product-relevant markets.


cmax

cmax™

www.cmaxsystem.com

Join Us Today

invest@cmaxsystem.com










cmax
Innovation for Humanity